Exhibit 99.1

Medigus Signs MOU to Enter Electric Vehicles and Electric Charging Market

Medigus plans to form a joint venture with EMuze founders to develop and potentially commercialize EV-based micro-mobility vehicles for urban and logistics transportation. General Motors control systems lead Mr. Alon Davidi will act as Medigus’ EV advisor.

OMER, Israel, Nov. 19, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative technology, today announced its intention to enter into the electric vehicle and electric charging markets. Medigus signed a non-binding memorandum of understanding with the founders of EMuze (a privately held company that designs and develops electric mobility micro vehicles), to invest in a joint venture, NewCo, for the commercialization of EV micro-mobility vehicles for individual urban use, “last mile” and cargo delivery.

In addition, Medigus appointed Mr. Alon Davidi as special advisor for the electric vehicle and charging market. Mr. Davidi currently serves as system lead at General Motors, managing the development of Low Velocity Maneuvering (LVM).

EMuze's unique EVs are characterized by the ability to operate full days on a single charge, heavy duty design suitable for rigid operation, tailored mission-specific designs, Hop on - Hop off modes, available off-road versions and low cost of operation.

EMuze has already signed a manufacturing agreement with Ningbo Beijing Shen Jian Machinery Technology, which manufactures high-end scooters, E-mobility and skiing machines. Ningbo is equipped with advanced machining and inspection facilities, an R&D center, and a training institute. As part of the agreement, Ningbo will receive first manufacturing rights for NewCo products.

If the MOU materializes into a definitive agreement, Medigus shall initially hold 19.99% of NewCo’s share capital on a fully diluted basis in consideration for an initial investment of US$250,000, and may increase its holdings to up to 50.1% by investing up to an additional US$1,100,000 subject to NewCo’s achievement of the milestones as set forth in the MOU.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward-looking statements in this press release when it discusses the MOU signed with the founders of EMuze, or when it discusses the joint venture it plans to form to develop and potentially commercialize EV-based micro-mobility vehicles for urban and logistics transportation. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the signing of definitive agreements relating to the joint venture, incorporation of NewCo or any contract with Ningbo for the manufacture of EV products. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com